      As filed with the Securities and Exchange Commission on March 9, 1998
                                               Registration Statement No.  333 -
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          -----------------------------

                                    FORM S-3

                          -----------------------------

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          -----------------------------

                            MEMBERWORKS INCORPORATED
             (Exact name of registrant as specified in its charter)

                          ----------------------------


            DELAWARE                                     06-1276882
            --------                                     ----------
  (State or other jurisdiction              (I.R.S. Employer Identification No.)
of incorporation or organization)

                              680 Washington Blvd.
                                   Suite 1100
                               Stamford, CT 06901
                                 (203) 324-7635
                         ------------------------------

                                 GARY A. JOHNSON
                      President and Chief Executive Officer
                              680 Washington Blvd.
                                   Suite 1100
                                  Stamford, CT
                                 (203) 324-7635
                     (Name, address, including zip code, and
                     telephone number, including area code,
                              of agent for service)

                                    Copy to:

                          Thomas L. Barrette, Jr., Esq.
                                  HALE AND DORR
                                 60 State Street
                           Boston, Massachusetts 02109
                                 (617) 526-6000

     Approximate date of commencement of proposed sale to public: From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registrations statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective statement amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                            CALCULATION OF REGISTRATION FEE

=====================================================================================================

                                              Proposed Maximum      Proposed Maximum       Amount of
Title of Shares                 Amount to       Offering Price     Aggregate Offering    Registration
to be Registered              be Registered     Per share (1)           Price(1)              Fee

Ordinary shares, $0.01        928,571 shares       $28.82              $26,761,416         $7,895.00
par value per share

=====================================================================================================

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) and based upon prices on the Nasdaq National Market on March 3, 1998.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                    Subject to completion dated March 9, 1998



                                 928,571 Shares

                            MEMBERWORKS INCORPORATED

                                  Common Stock

                           --------------------------

     The 928,571 shares (the "Shares") of Common Stock of MemberWorks Incorporated, a Delaware corporation ("MemberWorks" or the "Company"), offered by this Prospectus were issued in connection with the merger of a wholly-owned subsidiary of MemberWorks with and into Coverdell & Company, Inc., a Georgia corporation ("Coverdell"), which was consummated on ________ __, 1998 (the "Merger"). The Shares may be sold from time to time by or on behalf of certain former stockholders of Coverdell (the "Selling Stockholders") who are described in this Prospectus under "Selling Stockholders." As part of the Merger, the Company has agreed to register the Shares under the Securities Act of 1933, as amended (the "Securities Act"). The Company has also agreed to use its best efforts to cause the registration statement covering the Shares to remain effective until June 30, 1998, provided the Company is then making available "current public information" within the meaning of Rule 144(c) under the Securities Act (and if such information is not then being made available by the Company, then until the first date thereafter that the Company is making such information available). The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders. See "Use of Proceeds."

     The Selling Shareholders may from time to time sell the shares covered by this Prospectus on the Nasdaq National Market in ordinary brokerage transactions, in negotiated transactions, or otherwise, at market prices prevailing at the time of sale or at negotiated prices. See "Plan of Distribution." The shares are quoted on the Nasdaq National Market under the symbol "MBRS".

     The Company will bear all out-of-pocket expenses incurred in connection with the registration of the Shares, including, without limitation, all registration and filing fees imposed by the Securities and Exchange Commission (the "Commission"), the National Association of Securities Dealers ("NASD") and blue sky laws, printing expenses, transfer agents' and registrars' fees, and the reasonable fees and disbursements of the Company's outside counsel and independent accountants, but excluding underwriting discounts and commissions and transfer or other taxes and other costs and expenses incident to the offering and sale of the shares to the public which shall be borne by the Selling Stockholders.

     The shares offered hereby involve a high degree of risk. See "Risk Factors" beginning on page 8 hereof.

                           --------------------------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
            ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
              OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                       THE CONTRARY IS A CRIMINAL OFFENSE.

                           --------------------------

               The date of this Prospectus is ____________, 1998.

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials also may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Company is required to file electronic versions of these materials with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) System. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The shares of the Company are traded on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, as certain items are omitted in accordance with the rules and regulations of the Commission. For further information pertaining to the Company and the Ordinary Shares offered hereby, reference is made to such Registration Statement and the exhibits and schedules thereto, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which may be obtained from the Commission at prescribed rates.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated herein by reference:

     (1) The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1997;

     (2) The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 1997 and December 31, 1997; and

     (3) The description of the Company's Common Stock contained in its Registration Statement on Form 8-A and any amendments or reports filed for the purpose of updating such description.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Common Stock registered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference into this Prospectus (without exhibits to such documents other than exhibits specifically incorporated by reference into such documents). Requests for such copies should be directed to: the Chief Financial Officer of the Company, 680 Washington Blvd., Suite 1100, Stamford, Connecticut 06901, (203) 324-7635.

     No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus and, if given or made, such other information and representations must not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful.

                                   THE COMPANY

     The following summary is qualified by the more detailed information appearing elsewhere in this prospectus or incorporated herein by reference. Certain of the information contained in this prospectus or incorporated herein by reference, including information with respect to the Company's plans and strategies for its business, are forward-looking statements. For a discussion of important factors that could cause actual results to differ materially from these forward-looking statements, see "Risk Factors."

     The Company believes, based on its senior management's knowledge of the industry and its relationships with major credit card issuers in banking, oil and retail, that it is a leading designer and provider of innovative membership service programs. The Company designs and manages innovative membership programs providing substantial benefits to member consumers, those organizations offering the programs and vendors whose products and services are offered through the programs. The Company addresses the needs of organizations seeking to leverage the expertise of an outside provider in offering these programs. In return for providing the Company with customer lists, the Company's clients receive royalty payments. Clients also benefit because the programs are designed and managed to strengthen the relationship between clients and their customers. The Company offers its programs to increasingly sophisticated consumers seeking economy, efficiency and convenience in their purchase of products and services. Members save time by telephonically purchasing goods and services and obtaining useful information. Members also benefit because the vendors agree to allow discounts for products and services not generally available to non-members. For participating vendors, the programs provide the opportunity to reach a large number of demographically attractive members at minimal incremental marketing cost. The Company's programs are primarily marketed to credit card holders through arrangements with its client organizations including banks, retailers, major oil companies and other credit card issuers.

     The Company's nine membership service programs, which combined had approximately 2.3 million members as of December 31, 1997, offer unique and valuable services, information and savings opportunities. The service programs are marketed under the name of the program on behalf of the client and are designed and developed to capitalize on the client's existing relationship with its customers or other constituents. In general, membership fees, which may be payable monthly or annually depending on the program, ranged from approximately $40 per year to approximately $107 per year during fiscal 1997. The Company can create customized service programs for clients based on elements of its standard programs. Currently, the Company markets the following nine programs.

* Health Trends(R) is a unique membership program for the health conscious individual or family, providing convenient information and substantial savings on quality health and personal care services and maintenance.

* The Countrywide Dental Program(R) ("CDP") consists of a network of independent dentists in 47 states who have agreed to accept a reduced fee schedule for subscribers in the program, CDP is not an insurance plan, but can be used with any dental insurance program to reduce a member's insurance co-payments.

* The Countrywide Dental and Health Program(SM) offers a combination of benefits from the Company's Countrywide Dental Program and HealthTrends services. This combined service provides members and their families dental services at special discounted rates in addition to substantial discounts on eyewear, pharmaceuticals, hearing aids and chiropractic benefits.

* Travel Arrangements(SM) is a comprehensive discount travel program that offers substantial savings and convenience on a broad range of business, leisure, and vacation travel services.

* Connections(SM) is designed to provide savings to members on a broad range of entertainment and leisure time activities and contains a shopping service for substantial savings on a wide array of merchandise.

* Leisure Advantage(SM) provides discounts on many types of sports and athletic merchandise, apparel, and services.

* MoneyMaster(SM) helps members plan for and manage their personal finances, taxes, insurance, and retirement planning. This service complements and can integrate some of the benefits currently offered by the Company's financial institution clients.

* Home PC Link(SM) offers a wide range of assistance to the first time computer purchaser as well as to existing users seeking information on upgrading their systems and enhancements.

* Essentials(SM) offers fitness, fashion and beauty services for men and women, through discounts on clothing, haircuts, health clubs and nutrition counseling.

     In general, members subscribe for renewable one-year memberships in the Company's programs. When consumers agree to enroll in a program, they generally receive a trial membership. During this time, the member may use the program's services without obligation, as outlined in a membership brochure received by mail along with a membership card and membership identification number. The brochure outlines in detail the benefits which the service offers and contains toll free numbers which may be called to access service benefits and information. In the event that a consumer elects not to participate in the service, he or she can call a toll free number during the trial period to cancel the service without charge. Trial memberships are generally for a period of 30 days and there are no conditions with respect to the ability of the consumer to terminate a trial membership. The Company does not record any revenue with respect to trial memberships.

     If the membership is not canceled during the trial period, the consumer is charged the annual membership fee. In the event that the member does not cancel the membership after the initial membership term, he or she generally receives a renewal kit in the mail in advance of each membership year and is charged for the succeeding year's membership fee. During the course of an initial annual membership term or renewal term, a member is free to cancel a membership in the program, generally for a complete refund of the membership fee for that period.

     The Company offers its service programs to consumers through clients, such as credit card issuers, who have an existing relationship with those consumers. The client provides the Company with lists of consumers which the Company inputs into its database management system to model, analyze and identify likely members. The Company pays the client an annual royalty for initial and renewal membership fees received by the Company from consumers provided to it by the client. The royalties paid to clients by the Company average approximately 20% of initial and renewal membership fees.

     The Company has developed a consultative product development process coordinating the efforts of its sales and marketing group with those of its client management group in order to anticipate client needs for new product offerings. The Company's senior management works with both of these groups to develop and refine new program concepts and then to introduce the new program. An important factor in the Company's ability to develop innovative programs is its emphasis on telemarketing, which allows it to obtain and analyze market trend information quickly. The Company believes this method of product development has allowed it to respond quickly and effectively to market demand for new programs.

     The Company believes that it was the first membership company to introduce aggregated discount services in the areas of health, sports, fashion and beauty, financial and personal computer programs. The Company also believes that all of its programs are innovative with respect to the variety and quality of particular services, discounts and other features which those programs offer. By bundling and reconfiguring various features of its standard programs, the Company can customize a program to the particular needs and demands of its clients.

     In addition to marketing its programs directly to consumers through lists provided by credit card issuers and other businesses and organizations, the Company has begun to provide membership service programs on a wholesale basis. Typically, the Company works with a wholesale client to incorporate elements from one or more of its standard service programs in the design of a custom program for the client. The client will then provide the membership in the customized format to its customers as a value-added feature. The client pays the Company the membership fees for the customers who receive the service program. Wholesale programs substantially reduce the cost for the Company to acquire new members, which results in higher profit margins for the Company. Accordingly, the Company provides membership in the service program for fees which are less than the Company's standard fees for the program. To date, substantially all of the Company's revenues have been from individual memberships.

     The Company is also actively developing new distribution channels. MemberLink(SM) is an arrangement where inbound callers to a client, meeting certain criteria, are offered the Company's membership service programs by a client's service representative or by a MemberWorks membership service representative through a call transfer.

     On the date of this Prospectus, the Company will have completed its merger with Coverdell & Company, Inc. ("Coverdell"), pursuant to which Coverdell, a leading direct marketer of life, accident and health insurance products to checking account customers of large financial institutions, became a wholly-owned subsidiary of the Company. Under the terms of the agreement, Coverdell's stockholders received approximately _____ shares of the Company's Common Stock and three million dollars in cash in exchange for all outstanding shares and options of Coverdell. The acquisition of Coverdell will be accounted for as a purchase under the purchase method of accounting.

                                  RISK FACTORS


     From time to time, information provided by the Company or statements made by its employees may contain forward-looking information. The Company's actual future results may differ materially from those projections or suggestions made in such forward-looking information as a result of various potential risks and uncertainties, including, but not limited to, the factors discussed below.

HISTORY OF LOSSES

     The Company has historically incurred significant operating losses. As of December 31, 1997, the Company had an accumulated deficit of approximately $42.3 million. For fiscal years 1997 and 1996, the Company incurred net losses of approximately $3.9 million and $5.2 million, respectively. Although the Company has experienced revenue growth in recent periods, such growth rates may not be sustainable and are not indicative of future operating results. There can be no assurance that the Company will maintain profitability in the future.

DEPENDENCE ON CLIENTS; CLIENT CONCENTRATION

     The Company obtains substantially all of the information necessary to the Company's marketing efforts from customer lists supplied by its clients. Clients provide the lists to the Company for use in marketing a single, specific program which has been pre-approved by the client. As a result, the Company's ability to market a new program to an existing customer base or an existing program to a new customer base is dependent on first obtaining approval from a client. There can be no assurance that the Company will continue to obtain such approvals.

     Approximately 44.5% of the Company's revenues for the year ended June 30, 1997 was attributable to members solicited from the customer lists provided by two key clients. There can be no assurance that one or more of the Company's key or other clients will not terminate its relationship with the Company or that clients will provide additional customer lists to the Company for use in further marketing new or existing membership programs. Termination or expiration of a key client relationship could have a material adverse effect on the future revenues from existing programs of which such client's customers are members and on the Company's ability to further market new or existing programs through such client.

DEPENDENCE ON MEMBERSHIP RENEWALS

     The Company generally incurs losses and negative cash flow during the initial year of an individual membership program, as compared to renewal years, due primarily to higher marketing costs associated with initial member procurement. In addition, the Company experiences a higher percentage of cancellations during the initial membership period as compared to renewal periods. During an initial annual membership term or renewal term, a member may cancel his or her membership in the program, generally for a complete refund of the membership fee for that period. Accordingly, the profitability of each of the Company's programs depends on recurring and sustained membership renewals.

FLUCTUATIONS IN OPERATING RESULTS

     The Company's quarterly revenues, expenses and operating results have varied significantly in the past and are likely to vary significantly from quarter to quarter in the future. Factors which affect the Company's financial results include: the timing and cancellation of customer orders; the Company's ability to introduce new programs on a timely basis; the introduction of programs by the Company's competitors; market acceptance of the Company's and its clients' programs; the timing of investments in program development; personnel changes; the demand for membership programs generally; the mix of programs offered by the Company; unanticipated service interruptions; increased costs associated with expansion of operations; the availability of vendors to support offered programs; the rate of renewal by existing members of programs; the level of enthusiasm for health and fitness, travel, entertainment and leisure activities, and other lifestyle elements underlying the Company's programs; and competitive pressures on selling prices. Many of these factors are beyond the Company's control. Because the Company determines its expenditure levels in advance of each quarter, the Company's ability to reduce costs quickly in response to any revenue shortfall is limited, and thus operating results would be adversely affected if projected revenues for a given quarter are not achieved. There also can be no assurance that future acquisitions, such as the acquisition of Coverdell, and others, if any, by the Company will not have an adverse effect upon the Company's results of operations, particularly in quarters immediately following consummation of such transactions, while the operations of the acquired business are being integrated into the Company's operations.

INTENSE COMPETITION

     Competition in the membership services market for clients, such as credit card issuers, is intense. Several of the Company's competitors offer membership programs which provide services similar to, or which directly compete with, those provided by the Company. Because contracts between clients and program providers are often exclusive with respect to a particular service, potential clients may be prohibited from contracting with the Company to promote a program if the services provided by the Company's program are similar to, or merely overlap with, the services provided by an existing program of a competitor. Most of the Company's clients provide, either directly or through third parties, programs offered by the Company's competitors. Competition for new members is also intense, particularly as the market becomes saturated with customers who are already members of competing programs. The Company's principal competitor is Cendant Corporation ("Cendant"). The Company's other competitors include large retailers, travel agencies, financial institutions and other organizations which offer benefit programs to their customers. There can be no assurance that the Company's competitors will not increase their emphasis on programs similar to those offered by the Company and more directly compete with the Company, that new competitors will not enter the market, or that other businesses will not themselves introduce competing programs. Many of the Company's current and prospective competitors, including Cendant, have substantially larger customer bases and greater financial and other resources than the Company. There can be no assurance that the Company's current or potential competitors will not provide programs comparable or superior to those provided by the Company at lower membership prices or adapt more quickly than the Company to evolving industry trends or changing market requirements.

NEW PROGRAM INTRODUCTIONS

     The Company's business is substantially dependent on its ability to develop and successfully introduce new programs which generate consumer interest. Failure to introduce new programs in a timely manner could result in the Company's competitors acquiring additional market share for a program in a particular area of consumer interest. In addition, the introduction or announcement of new programs by the Company or by others could render existing programs uncompetitive or obsolete, or result in a delay or decrease in orders for existing programs as customers evaluate new programs or select the new programs as an alternative to existing programs. Therefore, the announcement or introduction of new programs by the Company or others, or the failure by the Company to introduce new programs which have broad consumer appeal, could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON VENDORS AND TELEMARKETERS

     The Company depends on independent vendors to provide most program products and services to members and on telemarketers to market its programs to prospective members. The vendors and telemarketers operate pursuant to agreements with the Company that may be terminated by the vendor or telemarketer with limited prior notice. There can be no assurance that, in the event a vendor or telemarketer ceases operations, or terminates, breaches or chooses not to renew its agreement with the Company, a replacement vendor or telemarketer could be retained on a timely basis, if at all. In addition, vendors and telemarketers are independent contractors and the level and quality of services provided is outside the control of the Company. Any service interruptions, delays or quality problems could result in customer dissatisfaction and membership cancellations, which could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON CREDIT CARD INDUSTRY

     The Company's future success is dependent in large part on continued demand for the Company's programs from businesses within the industries served by the Company. In particular, programs marketed through the Company's credit card issuer clients accounted for substantially all of the Company's revenues in fiscal 1997. A significant downturn in the credit card industry or a trend in that industry to reduce or eliminate its use of membership programs would have a material adverse effect on the Company's business, financial condition and results of operations.

MANAGEMENT OF GROWTH

     The Company has recently experienced a period of rapid growth that has placed significant demands on its management and other resources, and continued growth, if any, could continue to place significant demands on such resources. Net sales increased from approximately $9.4 million in fiscal 1992 to $79.2 million in fiscal 1997. In addition, the number of employees increased from 76 to approximately 500 during the same period. The Company's ability to compete effectively and to manage future growth, if any, will depend on its ability to continue to implement and improve operational, financial and management information systems on a timely basis and to expand, train, motivate and manage its work force. There can be no assurance that the Company's personnel, systems, procedures and controls will be adequate to support the Company's operations, and the failure to support the Company's operations effectively could have a material adverse effect on the Company's business, financial condition and results of operations.

MEMBERSHIP PROGRAM INDUSTRY; NEGATIVE IMPACT OF COMPETING INDUSTRIES

     Providers of membership service programs compete for client marketing budget dollars with other marketing activities and, in particular, other forms of direct marketing activities, such as direct mail. In recent years, there have been significant advances in new forms of direct marketing, such as the development of interactive shopping and data collection through television, the Internet and other media. Many industry experts predict that electronic interactive commerce, such as shopping and information exchange via the World Wide Web, will proliferate significantly in the foreseeable future. To the extent such proliferation occurs, it could have a material adverse effect on the demand for membership service programs. Furthermore, as the telemarketing industry continues to grow, the effectiveness of telemarketing, which is the Company's major means of marketing its programs, as a direct marketing tool may decrease as a result of increased consumer resistance to telemarketing in general.

FUTURE CAPITAL NEEDS

     The Company typically incurs high costs in the year a program is introduced. Principal elements of these costs relate to hiring personnel, developing program content, contracting with vendors, drafting, testing and refining telemarketing scripts and creating membership kits for mailing to potential new program members. The Company must incur costs to market programs to each potential member, regardless of whether that individual actually becomes a paying member. The Company's capital base is smaller than that of many of its competitors, and there can be no assurance that the Company's cash resources will be able to sustain its business, particularly if it experiences a reduction in revenues for a prolonged period or if it faces substantial unexpected capital requirements. To the extent that such cash resources are insufficient to fund the Company's activities, additional funds will be required. There can be no assurance that additional financing will be available on reasonable terms or at all. If additional capital is raised through the sale of additional equity or convertible debt securities, dilution to the Company's stockholders would occur.

GOVERNMENT REGULATION; ADVERSE PUBLICITY

     The primary means which the Company uses to market its programs is telemarketing. The telemarketing industry has become subject to an increasing amount of Federal and state regulation as well as general public scrutiny in the past several years. The Federal Telephone Consumer Protection Act of 1991 limits the hours during which telemarketers may call consumers and prohibits the use of automated telephone dialing equipment to call certain telephone numbers. The Federal Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994, and Federal Trade Commission("FTC") regulations promulgated thereunder, prohibit deceptive, unfair or abusive practices in telemarketing sales. Both the FTC and state attorneys general have authority to prevent telemarketing activities that constitute "unfair or deceptive acts or practices." Additionally, some states have enacted laws and others are considering enacting laws targeted directly at telemarketing practices, and there can be no assurance that any such laws, if enacted, will not adversely affect or limit the Company's current or future operations. Compliance with these regulations is generally the responsibility of the Company, and the Company could be subject to a variety of enforcement or private actions for any failure to comply with such regulations. The Company's provision of membership programs requires the Company to comply with certain state regulations, changes in which could materially increase the Company's operating costs associated with complying with such regulations. The risk of noncompliance by the Company with any rules and regulations enforced by a Federal or state consumer protection authority may subject the Company or its management to fines or various forms of civil or criminal prosecution, any of which could materially adversely affect the Company's business, financial condition and results of operations.

YEAR 2000 ISSUES

     The Company has analyzed its computer hardware and software in connection with dating problems that may arise with dates in the year 2000 or after and has taken action to resolve issues identified. The Company has determined that resolving issues related to this problem should not have a material impact on its financial or operating performance.



                                 USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of shares by the Selling Shareholders.

                              SELLING SHAREHOLDERS


     The Selling Stockholders hold Shares which were issued by the Company in the Merger. The following table sets forth certain information regarding the ownership of the Company's Common Stock as of March __, 1998 and as adjusted to reflect the sale of the shares offered hereby. Except as specified below, the Selling Shareholders have not held any positions or offices with, been employed by, or otherwise had a material relationship with, the Company.


                   Number and
                   Percentage of Ordinary                      Number and
                   Shares Beneficially                         Percentage of Ordinary
Name of Selling    Owned as of             Shares Being        Shares Owned after
Shareholder        March    , 1998         Offered             the Offering
----------------   ---------------         ----------------    ------------









                              PLAN OF DISTRIBUTION

     The shares covered hereby may be offered and sold from time to time by the Selling Shareholders. The Selling Shareholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale, but may act together with other Selling Shareholders. Such sales may be made in the over-the-counter market or otherwise, at prices related to the then current market price or in negotiated transactions, including pursuant to an underwritten offering or one or more of the following methods: (a) purchases by a broker-dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (b) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (c) block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction. In effecting sales, broker-dealers engaged by the Selling Shareholders may arrange for other broker-dealers to participate. Broker-dealers will receive commissions or discounts from the Selling Shareholders in amounts to be negotiated immediately prior to the sale. The Company will indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act.

     In offering the shares covered hereby, the Selling Shareholders and any broker-dealers and any other participating broker-dealers who execute sales for the Selling Shareholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any profits realized by the Selling Shareholders and the compensation of such broker-dealer may be deemed to be underwriting discounts and commissions.

     The Company has advised the Selling Shareholders that during such time as they may be engaged in a distribution of shares included herein they are required to comply with Rules 10b-6 and 10b-7 under the Exchange Act and, in connection therewith, that they may not engage in any stabilization activity in connection with the Company's securities, are required to furnish to each broker-dealer through which shares included herein may be offered copies of this Prospectus, and may not bid for or purchase any securities of the Company or attempt to induce any person to purchase any of the Company's securities except as permitted under the Exchange Act. The Selling Shareholders have agreed to inform the Company when the distribution of the shares is completed.

     Rule 10b-6 under the Exchange Act prohibits, with certain exceptions, participants in a distribution from bidding for or purchasing, for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Rule 10b-7 governs bids and purchases made in order to stabilize the price of a security in connection with a distribution of the security.

     This offering will terminate on the earlier of (a) June 30, 1998 or (b) the date on which all shares offered hereby have been sold by the Selling Shareholders.


                                  LEGAL MATTERS

     The validity of the shares offered hereby will be passed upon by Hale and Dorr LLP.

                                     EXPERTS

     The consolidated financial statements incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended June 30, 1997, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS



Nature of Expense
-----------------
SEC Registration Fee.........................................   $ 7,895.00
Legal Fees and Expenses......................................   $20,000.00
Miscellaneous................................................   $ 7,105.00
TOTAL                                                           $35,000.00

Item 15.  Indemnification of Directors and Officers.

     Except as hereinafter set forth, there is no provision of the Company's Certificate of Incorporation or any contract, arrangement or statute under which any director or officer of the Company is insured or indemnified in any manner against any liability that he may incur in his capacity as such.

     Article Eighth of the Registrant's Amended and Restated Certificate of Incorporation (the "Restated Certificate of Incorporation") provides that no director of the Registrant shall be personally liable for any monetary damages for any breach of fiduciary duty as a director, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

         Article Ninth of the Registrant's Restated Certificate of Incorporation provides that a director or officer of the Registrant (a) shall be indemnified by the Registrant against all expenses (including attorney's fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the Registrant) brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by the Registrant against all expenses (including attorneys' fees) and amounts paid in settlement incurred in connection with any action by or in the right of the Registrant brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the Registrant, unless a court determined that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he is required to be indemnified by the Registrant against all expenses (including attorneys' fees) incurred in connection therewith. Expenses shall be advanced to a Director or officer at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.

     Indemnification is required to be made unless the Registrant determines that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by the Registrant that the director or officer did not meet the applicable standard of conduct required for indemnification, or if the Registrant fails to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give the Registrant notice of the action for which indemnity is sought and the Registrant has the right to participate in such action or assume the defense thereof.

     Article Ninth of the Registrant's Restated Certificate of Incorporation further provides that the indemnification provided therein is not exclusive, and provides that in the event that the Delaware General Corporation Law is amended to expand the indemnification permitted to directors or officers the Registrant must indemnify those persons to the fullest extent permitted by such law as so amended.

     Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.


Item 16.  Exhibits.



Exhibit                Description of Exhibit
-------                ----------------------

    4.1*         --    Certificate of Incorporation of the Company

    4.2*         --    By-laws of the Company

    4.3*         --    Specimen Certificate for Shares of the Company

    5.1          --    Opinion of Hale and Dorr LLP

   23.1          --    Consent of Price Waterhouse LLP

   23.2          --    Consent of Hale and Dorr (included in Exhibit 5.1)

   24.1          --    Power of Attorney (included on page II-4)

---------------

* Filed as an exhibit to the Company's Registration Statement on Form S-1 and incorporated herein by reference (File No. 333-10541)


Item 17.  Undertakings.

     The Company hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

     (2) That, for the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the indemnification provisions described herein, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, State of Connecticut on the 9th day of March, 1998.

                                              MemberWorks Incorporated



                                              By: /s/ Gary A. Johnson
                                                  ------------------------------
                                                  Gary A. Johnson
                                                  President and Chief
                                                  Executive Officer




                        SIGNATURES AND POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints Gary A. Johnson, James B. Duffy, Mark G. Borden and Thomas L. Barrette, Jr., each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them, for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form S-3 of MemberWorks Incorporated and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 9th day of March, 1998.


    Signature                                Title
    ---------                                -----

/s/ Gary A. Johnson           President, Chief Executive Officer and Director
-------------------------     (Principal Executive Officer)
Gary A. Johnson


/s/ Dennis P. Walker          Executive Vice President and Director
-------------------------
Dennis P. Walker


/s/ James B. Duffy            Senior Vice President and Chief Financial Officer
-------------------------     (Principal Financial and Accounting Officer)
James B. Duffy


/s/ Stephen J. Clearman       Director
-------------------------
Stephen J. Clearman


/s/ Alec L. Ellison           Director
-------------------------
Alec L. Ellison


/s/ Michael R. O'Brien        Director
-------------------------
Michael R. O'Brien


/s/ Marc S. Tesler            Director
-------------------------
Marc S. Tesler